UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________________

SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934

___________________________________________________________________
THE WILLIAMS COMPANIES, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
969457100
(CUSIP Number)
Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, New York 10065
(212) 474-6700
Eric W. Mandelblatt
Soroban Capital Partners LP
444 Madison Avenue, 21st Floor
New York, New York 10022
(212) 314-1300
COPIES TO:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
Richard Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-5757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2016
(Date of Event which Requires Filing of this Statement)
______________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969457100

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 30,886,639*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,886,639*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,886,639*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.1*†%
14	Type of Reporting Person (See Instructions) PN, IA

*	See Items 4 and 5.
†	The percentages calculated herein are based on a total of 750,657,574 Shares outstanding as of July 28, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 30,886,639*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,886,639*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,886,639*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐
13	Percent of Class Represented By Amount in Row (11) 4.1*†%
14	Type of Reporting Person (See Instructions) IN, HC

*	See Items 4 and 5.
†	The percentages calculated herein are based on a total of 750,657,574 Shares outstanding as of July 28, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN MASTER FUND LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000,000*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.8*†%
14	Type of Reporting Person (See Instructions) PN

*	See Items 4 and 5.
†	The percentages calculated herein are based on a total of 750,657,574 Shares outstanding as of July 28, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN CAPITAL GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000,000*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.8*†%
14	Type of Reporting Person (See Instructions) OO

*	See Items 4 and 5.
†	The percentages calculated herein are based on a total of 750,657,574 Shares outstanding as of July 28, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN CAPITAL PARTNERS LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000,000*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.8*†%
14	Type of Reporting Person (See Instructions) PN, IA

*	See Items 4 and 5.
†	The percentages calculated herein are based on a total of 750,657,574 Shares outstanding as of July 28, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN CAPITAL PARTNERS GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000,000*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.8*†%
14	Type of Reporting Person (See Instructions) HC, OO

*	See Items 4 and 5.
†	The percentages calculated herein are based on a total of 750,657,574 Shares outstanding as of July 28, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons ERIC W. MANDELBLATT
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000,000*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.8*†%
14	Type of Reporting Person (See Instructions) HC, IN

*	See Items 4 and 5.
†	The percentages calculated herein are based on a total of 750,657,574 Shares outstanding as of July 28, 2016.

This Amendment No. 8 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, and Eric W. Mandelblatt with the United States Securities and Exchange Commission (the “SEC”) on December 16, 2013, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of The Williams Companies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4.	Purpose of Transaction.

On August 3, 2016, Corvex distributed 10,796,321 Shares to one investor in a co-investment Corvex Fund that holds only Shares of the Issuer.

Neither the Corvex Funds nor the SMF Fund have sold any Shares of the Issuer, and the Corvex Persons, with respect to the Corvex Funds, and the Soroban Persons, with respect to the SMF Fund, have no present intention to sell Shares, and expect that these Funds will continue to have a significant investment in the Issuer Shares after the date of this filing.

The Corvex Persons, on the one hand, and the Soroban Persons, on the other hand, have in light of the resignation of Mr. Meister and Mr. Mandelblatt from the Board of Directors (the “Board”) of the Issuer (among other things), determined that they are no longer acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

The Corvex Persons and the Soroban Persons believe that, if the business plans of the Issuer as disclosed in its recent earnings release and conference call are properly executed, the Shares of the Issuer are currently undervalued.

Although the Corvex Persons are of the view that the business plans of the Issuer, as disclosed in its recent earnings release and conference call, can succeed if properly executed, the Corvex Persons believe the Issuer requires a strong Board that has the deep industry and public company knowledge, and the requisite skills and experience, to both assist management and to hold it accountable for execution of the business plan.  In the view of the Corvex Persons, directors of the Issuer should have substantial experience as senior executive officers (Chief Executive, Chief Operating or Chief Financial Officers) of large, publicly traded companies or substantial experience serving on the boards of such companies. The Corvex Persons do not believe that the Board, as currently constituted, has those characteristics.

In order to achieve that goal, the Corvex Persons have discussed with the Issuer the need to create a Board composed of a majority of world class board members consistent with that of comparable $50 billion enterprise value, fully-distributed publicly traded companies.   The Corvex Persons urge the Board to publicly commit to a plan to add to, or replace, existing directors within a one-year period, such that a majority of the Board will consist of newly added directors who are independent of the Issuer, with no meaningful business or personal relationship with current management, and with the above described background and experience to provide guidance and oversight, and to demand accountability, of management.  Such a plan would prevent the current entrenched directors from creating a de facto majority of directors, by adding to the Board a small number of new directors who could always be outvoted.  The Corvex Persons expect to communicate their views on the Issuer’s actions in this regard either privately to the Board or publicly to shareholders.

In addition to the information set forth above, the Corvex Persons, on the one hand, and the Soroban Persons, on the other hand, each intend to separately review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 30,886,639 Shares, which collectively represent approximately 4.1% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of 30,886,639 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The Soroban Persons may be deemed to be the beneficial owner of 21,000,000 Shares, which represent approximately 2.8% of the Issuer’s outstanding Shares.  Each of the Soroban Persons may be deemed to have shared power to vote and dispose of such Shares.

The percentages calculated in the paragraphs above are calculated based on a total of 750,657,574 Shares outstanding as of July 28, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 2, 2016.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

(c) The information regarding the distribution in Item 4 is incorporated herein by reference.  Except as disclosed herein, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of (or investors in) each of the private investment funds for which SCP LP or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

(e) On August 3, 2016, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Shares.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 3, 2016	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: August 3, 2016	KEITH MEISTER

	By:	/s/ Keith Meister

Date: August 3, 2016	SOROBAN MASTER FUND LP

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Authorized Signatory of its Investment Manager

Date: August 3, 2016	SOROBAN CAPITAL GP LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: August 3, 2016	SOROBAN CAPITAL PARTNERS LP

By Soroban Capital Partners GP LLC, its general partner

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: August 3, 2016	SOROBAN CAPITAL PARTNERS GP LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: August 3, 2016	ERIC W. MANDELBLATT

	By:	/s/ Eric W. Mandelblatt